BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to the CVM Instruction 358 of January 3, 2002, announces to its shareholders and the  market in general that it received, on June 01, 2018, notice from BlackRock, Inc. (“BlackRock”), on behalf of some of its clients and as their investment fund manager, informing that it has acquired common shares issued by BRF S.A. and that, on May 30, 2018, their interests in the Company reached, on an aggregated basis, 37,594,345 common shares and 3,425,202 American Depositary Receipts, representative of common shares, totaling 41,019,547 ordinary shares, representing approximately 5.04% of the total common shares issued by the Company, and 521,034 derivatives financial instruments of the underlying asset with financial settlement, representing approximately 0.06% of the total common shares issued by the Company.

BlackRock further declared that (i) the objective of the abovementioned interest is strictly for investment purposes and there is no intention to change the Company’s control nor its management structure; and (iii) no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company has been entered into nor executed by BlackRock.

The Company stresses that it does not have a defined shareholding control, being its shares dispersed on the market in general.

The original version of the correspondence received from BlackRock is filed at the Company’s headquarter.

São Paulo, June 03, 2018.

Lorival Nogueira Luz Jr.

Global Chief Executive Officer,

Chief Financial and Investor Relations Officer